Filed Pursuant to Rule 433

Registration No.: 333-134553

15YR NC 3MO Lehman Range Note

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	Moody’s A1/ S&P A+/ Fitch AA-
Issue Size:	$5,000,000 (increasing the total offering size to $35,000,000)
CUSIP:	5252M0BL0
Upsize Trade Date:	January 15, 2008
Original Trade Date:	January 7, 2008
Issue Date:	January 24, 2008
Maturity Date:	January 24, 2023, subject to Issuer’s Call Option
Issue Price:	Variable Price Re-Offer
Redemption Price:	100.0%
Interest Rate:	8.75% x Interest Accrual Factor
Day Count Basis / Business Day Convention:	30/360, Modified following, Unadjusted

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:	Quarterly on the 24th of each January, April, July, and October, commencing April 24, 2008, subject to Issuer’s Call Option.
Interest Accrual Factor:

For any Interest Period, the number of calendar days (including non Business Days) during that Interest Period in respect of which 6m USD LIBOR REF is greater than or equal to the Lower LIBOR Barrier and less than or equal to the Upper LIBOR Barrier, divided by the total number of calendar days (including non Business Days) in such Interest Period.

Lower LIBOR Barrier:	0.00%
Upper LIBOR Barrier:	7.00%
6m USD LIBORREF:

For any day within an Interest Period, the rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (or if such day is not a London business day, on the immediately preceding London business day), subject to the Rate Cut Off.

Rate Cut Off:	6m USD LIBOR REF for any days within an Interest Period from and including the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.
Business Days:	New York and London
Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date commencing on or after April 24, 2008, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price.  All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the note by the Issuer.

Denominations:	$1,000 / $1,000
Calculation Agent:	Lehman Brothers Special Financing Inc.
Underwriter:	Lehman Brothers Inc.
Fees:

Lehman Brothers Inc. has agreed to purchase the notes from us at 100% of the principal amount minus a commission equal to $12.00 per $1,000 principal amount, or 1.20%.  Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes will be issued in an aggregate principal amount of $5,000,000 and will form a single tranche with the $30,000,000 aggregate principal amount of Medium-Term Notes, Series I, due January 24, 2023 that Lehman Brothers Holdings will issue on January 24, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $35,000,000.

Risk Factors:

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of 6-Month LIBOR

The following table, showing the historical level of 6m USD LIBORREF in effect on the Original Trade Date and on the hypothetical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the notes, however, will be determined based on 6m USD LIBORREF in effect on each day during the related Interest Period.  The historical experience of 6m USD LIBORREF should not be taken as an indication of the future performance of 6m USD LIBORREF during the term of the notes. Fluctuations in the level of 6m USD LIBORREF make the notes’ effective Interest Rate difficult to predict and can result in an effective Interest Rate to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Date	6m USD LIBORREF (%)
1/7/2008	4.36375
10/24/2007	4.90000
7/24/2007	5.37406
4/24/2007	5.35313
1/24/2007	5.39875
10/24/2006	5.42625
7/24/2006	5.55813

4/24/2006	5.23000
1/24/2006	4.74000
10/24/2005	4.37563
7/22/2005	3.88438
4/22/2005	3.38188
1/24/2005	2.91000
10/22/2004	2.24313
7/23/2004	1.93000
4/23/2004	1.32000
1/23/2004	1.17000
10/24/2003	1.22625
7/24/2003	1.12000
4/24/2003	1.31625
1/24/2003	1.35000
10/24/2002	1.82188
7/24/2002	1.82125
4/24/2002	2.16000
1/24/2002	1.94000
10/24/2001	2.30125
7/24/2001	3.72000
4/24/2001	4.25375
1/24/2001	5.46313
10/24/2000	6.69000
7/24/2000	6.89125
4/20/2000	6.52438
1/24/2000	6.22000
10/22/1999	6.13000
7/23/1999	5.62500
4/23/1999	5.06125
1/22/1999	4.96813
10/23/1998	4.96938
7/24/1998	5.75000
4/24/1998	5.78125
1/23/1998	5.62500